CUSIP NO. 374508109               13G                          Page 1 of 4 Pages

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                    UNITED STATES                      OMB Number: 3235-0145
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                               SCHEDULE 13G

                       Under the Securities Exchange Act of 1934

                               (Amendment No. 3 )*


                             GIANT INDUSTRIES, INC.
                                (Name of Issuer)


                                     COMMON
                         (Title of Class of Securities)


                                    374508109
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








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CUSIP NO. 374508109              13G                          Page 2 of 4 Pages

1        NAME OF REPORTING PERSON
         SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              INGALLS & SNYDER LLC
                                 13-5156620

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a) |_|
                                                   (b) |_|
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                 NEW YORK STATE

NUMBER OF                5     SOLE VOTING POWER                          4,500
SHARES
BENEFICIALLY             6     SHARED VOTING POWER                          -0-
OWNED BY
EACH                     7     SOLE DISPOSITIVE POWER                   572,719
REPORTING
PERSON                   8     SHARED DISPOSITIVE POWER                     -0-
WITH



9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                         572,719

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.2% (Based on 11,032,567 shares outstanding as of October 31, 1997 pursuant to the Company's Form 10Q for the period ended September 30,
         1997).

12       TYPE OF REPORTING PERSON *

                                   BD




                         SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP NO. 374508109              13G                          Page 3 of 4 Pages

                                     Under the Securities Exchange Act of 1934

Item 1. SECURITY AND ISSUER

(a)      Title of Class of Equity Securities:                           Common
(b)      Name and Address of Issuer's                  Giant Industries, Inc.
         Principal Executive Offices:                  23733 North Scottsdale Rd
                                                       Scottsdale, AZ 85255
Item 2. IDENTITY AND BACKGROUND

(a)      Name:                                            INGALLS & SNYDER LLC

(b)      Address of Principal Business Office:               61 Broadway
                                                             New York, NY 10006

(c)      Citizenship:                                       New York Limited
                                                            Liability Company

(d)      Title of Class of Securities:                                Common

(e)      Cusip Number                                   374508109

Item 3. If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)      Broker or Dealer registered under Section 15 of the Act

Item 4.  Ownership

(a)      572,719

(b) 5.2% (Based on 11,032,567 shares outstanding as of October 31, 1997 pursuant to the Company's Form 10Q for the period ended September 30,
         1997).

(c)
         (I)                   4,500

         (II)                  -0-

         (III)                 572,719

         (IV)                  -0-

Item 5.  Ownership of Five Percent or Less of a Class

                                 Not Applicable



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CUSIP NO. 374508109               13G                         Page 4 of 4 Pages
item 6.  Ownership of More than five Percent on Behalf of Another
Person

                                 Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
Company

                                 Not Applicable

Item 8.  Identification and Classification of Members of the Group

                                 Not Applicable

Item 9.  Notice of Dissolution of Group

                                 Not Applicable

Item 10.  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                                     SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                                February 5, 1998




                                                              Joseph F. Antizzo,
                                                               Managing Director


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